# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Black Rock Coffee Bar, Inc., CIK 0002068577
CUSIP: 092244102
Title of class of securities: Class A Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 9170 E. BAHIA DRIVE, SUITE 101, SCOTTSDALE, Arizona (AZ), 85260
Date of event which requires filing of this statement: 05/15/2026
Filed by CIK 0001763409
Persons authorized to receive notices and communications: Emily M. Teran, c/o Cynosure Group, LLC, 111 S. Main Street, Suite 2350, Salt Lake City, Utah (UT), 84111, 801-521-3100

## Reporting persons
- Cynosure Group, LLC (CIK 0001763409): type of reporting person: investment adviser (IA); citizenship or place of organization: Utah (UT); source of funds: other (OO); sole voting power 0; shared voting power 21,831,316; sole dispositive power 0; shared dispositive power 21,831,316; aggregate amount beneficially owned 21,831,316 (52.6% of the class)
  Comment: The number in Rows (8), (10) and (11) consists of (a) 2,035,904 shares of Class A Common Stock, comprised of (i) 1,916,012 shares of Class A Common Stock held by Cynosure Partners III Offshore, LP and (ii) 119,892 shares of Class A Common Stock held by Cynosure Partners III, LP and (b) 19,795,412 shares of Class A Common Stock issuable upon the conversion of an equal number of limited liability company units ("LLC Units") of Black Rock Coffee Holdings, LLC, a Delaware limited liability company and subsidiary of the Issuer, on a one-for-one basis, and forfeiture of a corresponding number of shares of Class B Common Stock, comprised of (i) 3,514,041 shares of Class B Common Stock held by Cynosure Partners 2020, LP, (ii) 260,660 shares of Class B Common Stock held by Cynosure Partners 2020 PV, LP, (iii) 660,106 shares of Class B Common Stock held by Cynosure Partners 2020 Co-Investment, LLC (for and on behalf of Series A members), (iv) 1,247,093 shares of Class B Common Stock held by Cynosure Partners 2020 Co-Investment, LLC (for and on behalf of Series B members), and (v) 14,113,512 shares of Class B Common Stock held by Cynosure Partners III, LP. The Cynosure Group, LLC, is the manager for, and has sole voting and investment power with respect to, the shares of Class A and Class B Common Stock held by the Reporting Persons.
  The percentage in Row (13) is calculated assuming 21,692,785 shares of Class A common stock outstanding plus 19,795,412 shares of Class A common stock issuable in respect of an equivalent number of LLC Units and shares of Class B Common Stock held by the Reporting Persons.
- Cynosure Partners 2020, LP (CIK 0001826569): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 3,514,041; sole dispositive power 0; shared dispositive power 3,514,041; aggregate amount beneficially owned 3,514,041 (13.9% of the class)
  Comment: The percentage in Row (13) is calculated assuming 21,692,785 shares of Class A Common Stock outstanding plus 3,514,041 shares of Class A common stock issuable in respect of an equivalent number of LLC Units and shares of Class B Common Stock held by Cynosure Partners 2020, LP.
- Cynosure Partners 2020 PV, LP (CIK 0001840055): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 260,660; sole dispositive power 0; shared dispositive power 260,660; aggregate amount beneficially owned 260,660 (1.2% of the class)
  Comment: The percentage in Row (13) is calculated assuming 21,692,785 shares of Class A Common Stock outstanding plus 260,660 shares of Class A common stock issuable in respect of an equivalent number of LLC Units and shares of Class B Common Stock held by Cynosure Partners 2020 PV, LP.
- Cynosure Partners 2020 Co-investment, LLC (for and on behalf of Series A members): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 660,106; sole dispositive power 0; shared dispositive power 660,106; aggregate amount beneficially owned 660,106 (3% of the class)
  Comment: The percentage in Row (13) is calculated assuming 21,692,785 shares of Class A Common Stock outstanding plus 660,106 shares of Class A common stock issuable in respect of an equivalent number of LLC Units and shares of Class B Common Stock held by Cynosure Partners 2020 Co-Investment, LLC for and on behalf of Series A members.
- Cynosure Partners 2020 Co-Investment, LLC (for and on behalf of Series B members): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 1,247,093; sole dispositive power 0; shared dispositive power 1,247,093; aggregate amount beneficially owned 1,247,093 (5.4% of the class)
  Comment: The percentage in Row (13) is calculated assuming 21,692,785 shares of Class A Common Stock outstanding plus 1,247,093 shares of Class A common stock issuable in respect of an equivalent number of LLC Units and shares of Class B Common Stock held by Cynosure Partners 2020 Co-Investment, LLC for and on behalf of Series B members.
- Cynosure Partners III, LP (CIK 0001951018): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 14,233,404; sole dispositive power 0; shared dispositive power 14,233,404; aggregate amount beneficially owned 14,233,404 (39.6% of the class)
  Comment: The percentage in Row (13) is calculated assuming 21,692,785 shares of Class A Common Stock outstanding plus 14,113,512 shares of Class A Common Stock issuable in respect of an equivalent number of LLC Units and shares of Class B Common Stock held by Cynosure Partners III, LP.
- Cynosure Partners III Offshore, LP (CIK 0002050077): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 1,916,012; sole dispositive power 0; shared dispositive power 1,916,012; aggregate amount beneficially owned 1,916,012 (8.8% of the class)
  Comment: The percentage in Row (13) is calculated assuming 21,692,785 shares of Class A Common Stock outstanding.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.00001 per share
Name of issuer: Black Rock Coffee Bar, Inc.
Address of issuer's principal executive offices: 9170 E. BAHIA DRIVE, SUITE 101, SCOTTSDALE, Arizona (AZ), 85260
Comment:
This Schedule 13D (the "Statement") relates to the beneficial ownership of the Reporting Persons (defined below) of the Class A common stock, par value $0.00001 per share (the "Class A Common Stock") of Black Rock Coffee Bar, Inc., a company incorporated in Delaware (the "Company"), whose principal executive offices are located at 9170 E. Bahia Drive, Suite 101, Scottsdale, Arizona 85260.
The Reporting Persons were initially eligible to file a Schedule 13G under Rule 13d-1(d) of the Exchange Act. On May 15, 2026, the Reporting Persons acquired shares of the Company's Class A Common Stock representing more than two percent of the outstanding shares of Class A Common Stock during the prior twelve-month period. Therefore, the Reporting Persons are no longer eligible to file a Schedule 13G under Rule 13d-1(d) and are now filing this Statement.

## Item 2. Identity and Background
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") are:
(i) The Cynosure Group, LLC
(ii) Cynosure Partners 2020, LP
(iii) Cynosure Partners 2020 PV, LP
(iv) Cynosure Partners 2020 Co-Investment, LLC (for and on behalf of Series A members)
(v) Cynosure Partners 2020 Co-Investment, LLC (for and on behalf of Series B members)
(vi) Cynosure Partners III, LP
(vii) Cynosure Partners III Offshore, LP

The Cynosure Group, LLC, is the manager for, and has sole voting and investment power with respect to, the shares of common stock held by the Reporting Persons.
Residence or business address: The address of the principal business office of each of the Reporting Persons is 111 S. Main Street, Suite 2350, Salt Lake City, UT 84111.
Present principal occupation or employment: The principal business of the Reporting Persons is the purchase, holding, and selling of securities for investment purposes.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Cynosure Group, LLC is a Utah limited liability company. Each of Cynosure Partners 2020, LP, Cynosure Partners 2020 PV, LP, and Cynosure Partners III, LP is a Delaware limited partnership. Each of Cynosure Partners 2020 Co-Investment, LLC (for and on behalf of Series A members) and Cynosure Partners 2020 Co-Investment (for and on behalf of Series B members) is a Delaware limited liability company. Cynosure Partners III Offshore, LP is a Cayman Islands exempted limited partnership.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
At the time of the Issuer's initial public offering (the "IPO"), the Reporting Persons owned (i) 316,012 shares of Class A Common Stock, held by Cynosure Partners III Offshore, LP and (ii) 7,872,592 LLC Units in Black Rock Coffee Holdings LLC ("Black Rock Op Co"), and an equal number of shares of Class B Common Stock, comprised of (i) 3,514,041 shares of Class B Common Stock held by Cynosure Partners 2020, LP, (ii) 260,660 shares of Class B Common Stock held by Cynosure Partners 2020 PV, LP, (iii) 660,106 shares of Class B Common Stock held by Cynosure Partners 2020 Co-Investment, LLC (for and on behalf of Series A members), (iv) 1,247,093 shares of Class B Common Stock held by Cynosure Partners 2020 Co-Investment, LLC (for and on behalf of Series B members), and (v) 2,190,692 shares of Class B Common Stock held by Cynosure Partners III, LP.
On May 15, 2026, Cynosure Partners III, LP, as buyer, entered into a Purchase and Assignment Agreement (the "Purchase Agreement") with Viking Cake Fuel, LLC and Viking Cake Fuel II, LLC, Vahalda Fuel, LLC, and Aureata Fuel, LLC, as sellers, together with the Issuer and Black Rock OpCo, pursuant to which Cynosure Partners III, LP purchased 12,042,712 LLC Units and an equal number of shares of Class C Common Stock and 1,600,000 shares of Class A Common Stock, and the sellers transferred to Cynosure Partners III, LP certain rights under a Tax Receivable Agreement by and among the Issuer, Black Rock OpCo and the other parties thereto, dated as of September 11, 2025, for an aggregate purchase price of $72,973,697.44, representing the notional amount, accrued interest, including payment-in-kind interest, and a make-whole amount (collectively, the "Margin Loan") due under a Margin Loan Agreement between the sellers and JPMorgan Chase Bank, N.A. (as amended, the "Margin Loan Agreement"). Following this sale, the Margin Loan was paid off in full and the securities previously pledged under the Margin Loan Agreement were released as collateral. Upon the closing of the transaction, the Class C Common Stock purchased by Cynosure Partners III, LP automatically converted into Class B Common Stock of the Issuer.
In connection with this transaction, Cynosure Partners III, LP delivered a notice of conversion to the Issuer to convert 119,892 LLC Units to Class A Common Stock on a one-to-one basis and a corresponding number of shares of Class B Common Stock were cancelled for no consideration. In addition, Cynosure Partners III, LP transferred 1,600,000 shares of Class A Common Stock to Cynosure Partners III Offshore, LP for no consideration.
The source of funds to acquire all of the Issuer's securities reported herein was the general working capital of the Reporting Persons, which primarily consists of capital committed by the partners of the funds and proceeds of financing facilities generally available to such funds.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the securities reported herein for investment purposes.
The Reporting Persons may have influence over the corporate activities of the Issuer, including activities that may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons have certain rights under the Issuer's Amended and Restated Certificate of Formation, which are described in Item 6 and incorporated by reference herein. The Reporting Persons have designated Andrew Braithwaite, a Managing Director of The Cynosure Group, LLC, as the Cynosure Nominee, and in such capacity, he may have influence over the corporate activities of the Issuer.
Representatives of the Reporting Persons expect to conduct discussions from time to time with management of the Issuer, other stockholders of the Issuer or other relevant parties that may include matters relating to the financial condition, strategy, business, assets, operations, capital structure and strategic plans of the Issuer. In addition to the foregoing, the Reporting Persons may engage the Issuer, other stockholders of the Issuer or other relevant parties in discussions that may include one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.
The Reporting Persons expect that they will continuously review their investment position in the common stock or the Company and may, depending on the Company's performance and other market conditions, increase or decrease their investment position in the common stock. The Reporting Persons may, from time to time, make additional purchases of common stock either in the open market or in privately-negotiated transactions, depending upon the Reporting Persons' evaluation of the Company's business, prospects and financial condition, the market for the common stock, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other factors. Depending upon the factors noted above, the Reporting Persons may also decide to hold or dispose of all or part of their investments in the common stock and/or enter into derivative transactions with institutional counterparties with respect to the Company's securities, including the common stock.
Except as set forth in this Item 4 or Item 6 below, the Reporting Persons have no present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth in rows 8, 10, 11, and 13 of the cover pages to this Schedule 13D is incorporated herein by reference. The percentages used herein are based on 21,572,893 shares of Class A Common Stock outstanding as of May 11, 2026, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on May 13, 2026, plus 119,892 shares of Class A Common Stock issued in connection with the notice of conversion described in Item 3 above, plus, as applicable, the number of shares of Class A Common Stock issuable in respect of an equivalent number of LLC Units and Class B Common Stock held by each Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows 8 and 10 of the cover pages to this Schedule 13D is incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as described herein, none of the Reporting Persons has effected any transaction in Common Stock in the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons disclosed in this Schedule 13D is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock subject to this Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The Issuer's Amended and Restated Certificate of Formation requires the Issuer to take all necessary action to cause the slate of nominees recommended by the Board for election as directors to include one director designated by the Reporting Persons (the "Cynosure Nominee") at each applicable annual or special meeting of shareholders for so long as the Reporting Persons beneficially own, on a collective basis, at least 7.5% of the Issuer's outstanding common Stock. Subject to certain limitations, the Reporting Persons will have the exclusive right to replace the Cynosure Nominee and fill any vacancy created by reason of death, removal, or resignation of the Cynosure Nominee. The Reporting Persons will have the right, but not the obligation to designate the Cynosure Nominee to each committee of the Board, provided the Cynosure Nominee remains eligible to serve on the applicable committee under applicable laws, stock exchange listing standards and the rules and regulations of the SEC, including any requisite independence requirements applicable at such time to any committee of the Board. For so long as the Reporting Persons have the right to nominate the Cynosure Nominee, the reporting Persons will also have the right to appoint, remove and replace from time to time one person to act as a nonvoting observer to the Board and each committee thereof, subject to such observer entering into a confidentiality agreement with the Issuer.
The Issuer's Amended and Restated Certificate of Formation and bylaws also require that, for so long as the Sponsor beneficially owns, on a collective basis, at least 7.5% of the Issuer's outstanding common stock, subject to certain limitations: (a) the Cynosure Nominee is provided reasonable prior notice of material actions to be taken by the Board by written consent; (b) any proposed transaction outside of the ordinary course of business that would be required to be disclosed by the Issuer pursuant to Item 404 of Regulation S-K of the Securities Act be approved by a majority of the members of the Audit Committee; (c) the size of the Board may not be increased to be greater than nine (9) directors without the approval of the Cynosure Nominee; and (d) approval of at least 66 2/3% of the Board is required for (i) the incurrence, assumption or guarantee of any indebtedness outside of the ordinary course of business resulting in a net debt leverage ratio exceeding 2.0; (ii) the termination of the Company's Chief Executive Officer; or (iii) material changes to the compensation of any Director.
In addition, in connection with the Issuer's initial public offering, the Reporting Persons entered into the following agreements:
(1) the Seventh Amended and Restated Limited Liability Company Agreement of Black Rock OpCo, which, among other things, effected a recapitalization in which all existing ownership interests in Black Rock OpCo were converted into one class of LLC Units;
(2) a tax receivable agreement (the "Tax Receivable Agreement"), pursuant to which the Issuer is required to make cash payments to the TRA Parties (as defined therein) equal to 85% of the tax benefits, if any, that the Issuer actually realizes, or in certain circumstances are deemed to realize, as a result of (a) Basis Adjustments (as defined therein) and (b) certain tax benefits arising from payments under the Tax Receivable Agreement;
(3) a registration rights agreement (the "Registration Rights Agreement"), which provides the Reporting Persons with certain demand registration rights, including shelf registration rights, in respect of any shares of the Issuer's common stock held by them, subject to certain conditions, In addition, in the event that the Issuer registers additional shares of Common Stock for sale to the public following the completion of the IPO, the Issuer will be required to give notice of such registration to the Reporting Persons and, subject to certain limitations, include shares of Common Stock held by them in such registration; and
(4) a voting agreement (the "Sponsor Voting Agreement"), pursuant to which and subject to the exceptions set forth therein, the Reporting Persons, for so long as it has the right to nominate the Cynosure Nominee, agrees to vote its shares of Common Stock in favor of the election of the co-founders that are nominated for election to the Board
On May 15, 2026, in connection with the acquisition of securities reported herein, the Reporting Persons entered into the Purchase Agreement, which is described in Item 3 of this Schedule 13D and incorporated by reference to this Item 6.
In addition, on May 15, 2026, the Sponsor Voting Agreement was terminated and the Reporting Persons entered into an amendment to the Registration Rights Agreement, pursuant to which the number of Demand Registration Requests (as defined therein) that the Cynosure Investors (as defined therein) may request was increased from three to four.
The summaries of the foregoing agreements in Item 6 of this Schedule 13D are qualified in their entirety by reference to the full text of such agreements, which are incorporated herein by reference.
Except as set forth herein, the Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1. Seventh Amended and Restated Limited Liability Company Agreement of Black Rock Coffee Holdings, LLC, dated as of September 11, 2025 (incorporated by reference to Exhibit 10.1 of the Issuer's Form 8-K filed on September 16, 2025)
2. Tax Receivable Agreement, dated as of September 11, 2025, by and among Black Rock Coffee Bar, Inc., Black Rock Coffee Holdings, LLC and the TRA Parties (incorporated by reference to Exhibit 10.2 of the Issuer's Form 8-K filed on September 16, 2025)
3. Registration Rights Agreement, dated September 11, 2025, by and among Black Rock Coffee Bar, Inc. and the Investors (incorporated by reference to Exhibit 10.3 of the Issuer's Form 8-K filed on September 16, 2025)
4. Voting Agreement, dated September 11, 2025, by and among the Company and Cynosure Partners 2020, LP, Cynosure Partners 2020 PV, LP, Cynosure Partners 2020 Co-Investment, LLC, Cynosure Partners III, LP, and Cynosure Partners III Offshore, LP (incorporated by reference to Exhibit 10.5 of the Issuer's Form 8-K filed on September 16, 2025)
5. Purchase and Assignment Agreement, dated as of May 15, 2026, among Viking Cake Fuel, LLC, Viking Cake Fuel II, LLC, Vahalda Fuel, LLC and Aureata Fuel, LLC, as sellers, Cynosure Partners III, LP, as buyer, Black Rock Coffee Bar, Inc., and Black Rock Coffee Holdings, LLC (incorporated by reference to Exhibit 11 of the Schedule 13D filed by Viking Cake BR, LLC on May 19, 2026)
6. Amendment No. 1 to Registration Rights Agreement, dated May 15, 2026 (incorporated by reference to Exhibit 10.2 of the Issuer's Form 8-K filed on May 20, 2026)
7. Joint Filing Agreement (filed herewith)

## Signatures
- Cynosure Group, LLC: Andrew Braithwaite, Authorized Signatory (05/21/2026)
- Cynosure Partners 2020, LP: Andrew Braithwaite, Authorized Signatory (05/21/2026)
- Cynosure Partners 2020 PV, LP: Andrew Braithwaite, Authorized Signatory (05/21/2026)
- Cynosure Partners 2020 Co-investment, LLC (for and on behalf of Series A members): Andrew Braithwaite, Authorized Signatory (05/21/2026)
- Cynosure Partners 2020 Co-Investment, LLC (for and on behalf of Series B members): Andrew Braithwaite, Authorized Signatory (05/21/2026)
- Cynosure Partners III, LP: Andrew Braithwaite, Authorized Signatory (05/21/2026)
- Cynosure Partners III Offshore, LP: Andrew Braithwaite, Authorized Signatory (05/21/2026)